Exhibit 99.3
January 14, 2010
Ramshorn Canada Investments Limited
2800, 500 — 4th Avenue S.W.
Calgary, Alberta
T2P 2V6
Attention: Mr. Dan Martin

RE:	Ramshorn Canada Investments Limited Reserve Estimation and Economic Evaluation
At your request and authorization, AJM Petroleum Consultants (“AJM”) has prepared an independent evaluation of certain oil and gas assets of Ramshorn Canada Investments Limited (“RCI”), effective December 31, 2010.
This report has been prepared for the exclusive use of Ramshorn Canada Investments Limited for corporate reporting purposes and no part thereof shall be reproduced, distributed or made available to any other person, company, regulatory body or organization pursuant to Part 5 Section 5.7 of NI 51-101. AJM Petroleum Consultants hereby gives its consent to the use of its name and to the said estimates pursuant to Part 5 Section 5.7 Item (2) of NI 51-101.
Pursuant to Part 2 Item 2.1 and 2.2 of Form NI 51-101 F1, this report documents the results of the evaluation with the following tables summarizing the total corporate reserves and value:
•	Table 1 — summary of total corporate reserves and value using forecast prices and costs, and

•	Table 2 — reserves reconciliation.
This report also includes a price sensitivity run with the AJM SEC 12 month average December 31, 2010 Forecast Pricing.
The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 (NI 51-101). The Evaluation Procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by AJM in its determination of this evaluation. The extent and character of ownership and all factual data supplied by Ramshorn Canada Investments Limited were accepted as presented (see Representation Letter attached within).
East Tower, Fifth Avenue Place 6th Floor, 425 - 1st Street S.W. Calgary, Alberta, Canada T2P 3L8
phone 403.648.3200 fax 403.265.0862 web www.ajmpetroleumconsultants.com

Ramshorn Canada Investments Limited
Reserve Estimation and Economic Evaluation
This report contains forward looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.
A Boe conversion ratio of 6 Mcf: 1 barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
No value has been assigned in this evaluation for non-reserve lands.
AJM Petroleum Consultants is pleased to present its independent reserves evaluation report for Ramshorn Canada Investments Limited, effective December 31, 2010, in satisfaction of Part 2 Section 2.1 Item 2 of NI 51-101 and Form 51-101 F2, without reservation.
Yours truly,
AJM Petroleum Consultants
Robin G. Bertram, P. Eng.
Executive Vice President
/jp

Independent Petroleum Consultants Consent
The undersigned firm of Independent Qualified Reserves Evaluators and Auditors of Calgary, Alberta, Canada has prepared an independent evaluation of reserves and future net revenues derived therefrom, of the Petroleum and Natural Gas assets of the interests of Ramshorn Canada Investments Limited according to the Canadian Oil and Gas Evaluation Handbook. If required, these reserves and future net revenues were estimated using forecast prices and costs (before and after income taxes) according to the requirements of National Instrument 51-101 (NI 51-101). The effective date of this evaluation is December 31, 2010.
In the course of the evaluation, Ramshorn Canada Investments Limited provided AJM Petroleum Consultants personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from AJM Petroleum Consultants non confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.
A “Representation Letter” dated January 7, 2011 and signed by the President was received from Ramshorn Canada Investments Limited prior to the finalization of this report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to us during the course of our evaluation of Ramshorn Canada Investments Limited’s reserves and net present values. This letter is included within.
A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of AJM Petroleum Consultants and none was carried out. The “Representation Letter” received from Ramshorn Canada Investments Limited provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.
The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, and adhere to the COGE Handbook and NI 51-101 (as applicable), the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.
Revenue projections presented in this report are based in part on forecasts of market prices, current exchange rates, inflation, market demand and government policy which are subject to uncertainties and may in future differ materially from the forecasts herein. Present values of future net revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.
PERMIT TO PRACTICE
AJM Petroleum Consultants
Permit Number: P-7149
The Association of Professional Engineers,
Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION
I, R. G. Bertram, a Professional Engineer, of the 6th Floor, 425-1st Street S.W., Calgary, Alberta, Canada hereby certify that:
1.	I am an associate of AJM Petroleum Consultants, which company did prepare a detailed analysis of certain Western Canadian oil and gas assets of the interests of Ramshorn Canada Investments Limited. The effective date of this evaluation is December 31, 2010.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Ramshorn Canada Investments Limited.

3.	I attended the University of Alberta and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of twenty four years of experience in engineering in Western Canadian oil and gas fields.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

R. G. Bertram, P. Eng.

January 12, 2011 Date

CERTIFICATE OF QUALIFICATION
I, M. T. Thomas, a Professional Engineer, of the 6th Floor, 425-1st Street S.W., Calgary, Alberta, Canada hereby certify that:
1.	I am an associate of AJM Petroleum Consultants, which company did prepare a detailed analysis of certain Western Canadian oil and gas assets of the interests of Ramshorn Canada Investments Limited. The effective date of this evaluation is December 31, 2010.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Ramshorn Canada Investments Limited.

3.	I attended Dalhousie University and graduated with a Bachelor of Engineering in 2005; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of five years of experience in engineering in Western Canadian oil and gas fields.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

M.T. Thomas, P. Eng.

January 12, 2011 Date

CERTIFICATE OF QUALIFICATION
I, L. D. Boyd, a Registered Professional Geologist, of the 6th Floor, 425 - 1st Street S.W., Calgary, Alberta, Canada hereby certify that:
1.	I am an associate of AJM Petroleum Consultants, which company did prepare a detailed analysis of certain Western Canadian oil and gas assets of the interests of Ramshorn Canada Investments Limited. The effective date of this evaluation is December 31, 2010.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Ramshorn Canada Investments Limited.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Geology in 1976; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty three years experience in geological evaluations of Western Canadian oil and gas fields.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

L. D. Boyd, P. Geol.

January 12, 2011 Date